EXHIBIT 99.1

AMARC APPOINTS DR. JAMES LANG AS TECHNICAL ADVISOR FURTHER STRENGTHENING ITS TEAM

November 16, 2023 – Vancouver, British Columbia – Amarc Resources Ltd. (TSXV: AHR; OTCQB: AXREF) (Amarc or the “Company”), is pleased to announce the appointment of Dr. James Lang, P.Geo., as a technical advisor to the Company.

Amarc President and CEO Dr. Diane Nicolson said, “I am delighted to re-engage with Jim and welcome him to the team as a technical advisor. His passion for mentoring geological teams, coupled with his impressive depth of knowledge and background in porphyry copper deposits will undoubtedly make a significant contribution to the Company as we build towards an exciting and drill forward 2024. Jim’s input further strengthens the team’s track record for the discovery and advancement of porphyry copper deposits.”

Dr. Lang has 40 years of global experience, providing consulting services to numerous junior and major exploration and mining companies, and working in about 30 countries on a wide variety of mineral deposit types and stages of exploration and/or development. He has also conducted extensive research into porphyry copper and related deposits, beginning at the University of Arizona where he received his PhD in 1991. Later as a research associate with the Mineral Deposit Research Unit at the University of British Columbia Dr. Lang led multi-year, industry-funded, applied research projects which developed widely utilized exploration models for alkalic copper-gold porphyry deposits in British Columbia.

Dr. Lang also spent some 16 years with Hunter Dickinson Inc. (HDI), leading the technical teams on several projects that encompassed early exploration programs through completion of positive feasibility studies, and was highly involved in major porphyry discoveries at Pebble (Alaska) and Xietongmen (Tibet). In addition, Amarc benefited from his expertise in porphyry copper and related deposits during this time through his studies in the IKE District.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing its 100%-owned JOY, DUKE and IKE porphyry Cu±Au districts located in different prolific porphyry regions of southern, central and northern BC, respectively. Each district represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts is located in proximity to industrial infrastructure – including power, highways and rail.

Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”), a wholly owned subsidiary of Freeport-McMoRan Inc. at JOY and Boliden Mineral Canada Ltd. (“Boliden”), an entity within the Boliden Group of companies at DUKE, can earn up to a 70% interest in each District through staged investments of $110 million and $90 million, respectively. Together this provides Amarc with potentially up to $200 million in non-share dilutive staged funding. Amarc is the operator of both programs.

Amarc Resources Ltd. 14th Floor-1040 W. Georgia St. Vancouver BC V6E 4H1 Canada T 604.684.6365 | TF 1.800.667.2114 | F 604.684.8092 amarcresources.com

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Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery and development success. Previous and current HDI projects include some of BC’s and the world’s most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, IKE, PINE and DUKE. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed “forward-looking statements”. All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc’s projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc’s projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc’s annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

Amarc Resources Ltd. 14th Floor-1040 W. Georgia St. Vancouver BC V6E 4H1 Canada T 604.684.6365 | TF 1.800.667.2114 | F 604.684.8092 amarcresources.com

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